Exhibit 99.1

NOTICE TO SHAREHOLDERS

50% STOCK DIVIDEND

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on March 31st 2006, approved a capital stock increase in companies stocks by means of the incorporation of profit reserves, and the issuance of new shares along with the credit of 1 (one) new share, of the same type / class of those currently owned, for each group of 2 (two) shares (one-for-two ratio) owned on April 12th 2006, date of record of the stock dividend and capitalization of reserves, as follows:

Company	Current Capital Stock	New Capital Stock	Value assigned *
METALÚRGICA GERDAU S.A.	R$ 2,496,000,000.00	R$ 3,744,000,000.00	R$ 20.01
GERDAU S.A.	R$ 5,206,968,523.52	R$ 7,810,452,785.28	R$ 11.70

* Value per share assigned to new shares, as defined by the Brazilian Internal Revenue Secretariat’s regulation IN/SRF 25/2001, Art. 25, paragraph 1, which can be added to the cost of stocks already held by shareholders, for income tax purposes.

COMPLEMENTARY INFORMATION

Please note that shares acquired on April 13th, and thereafter, will be traded EX-STOCK DIVIDEND.

Odd lots will be sold in Stock Exchanges by means of public auctions and the amount due to each shareholder will be credited automatically to shareholders with bank accounts assigned for dividend payments. For those that have not stated a bank account, the amount due corresponding to the odd lot sale will be available at the Depositary Institution - Banco Itaú S.A., and will be paid on the third business day following the request date.

Additional information can be obtained at the Shareholders Department, located at

Av. Farrapos 1811, 90220-005 Porto Alegre / RS – Brazil

Phone: +55 (51) 3323.2211 – Fax: +55 (51) 3323.2281

E-mail: acionistas@gerdau.com.br

Porto Alegre, March 31st 2006

Osvaldo Burgos Schirmer

Vice President

Investor Relations Director